                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                     ADELPHIA COMMUNICATIONS CORPORATION
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 006848 10 5
- -------------------------------------------------------------------------------
                                (CUSIP Number)

                       Carl E. Rothenberger, Jr., Esq.
                       5800 USX Tower, 600 Grant Street
                            Pittsburgh, PA  15219
                            Phone:  (412) 562-8826
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 14, 1994
- -------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

                              Page 1 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Person S.S. or I.R.S. Identification No. of
            Above Person

            John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P.
            Rigas, Ellen K. Rigas, and Daniel R. Milliard
            (collectively, the "Limited Purpose Group")
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group      (a)  / /
                                                                  (b)  /X/
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                  PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                             / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            The members of the Limited Purpose Group are citizens of the
            United States of America.
- --------------------------------------------------------------------------------
Number of   (7)  Sole Voting Power                             15,232,297 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                            2,399,151 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                      0**
 ing Person
   With	    (10) Shared Dispositive Power                                    0**
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                 17,631,448**
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                              / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     72.4%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      00
- --------------------------------------------------------------------------------
             **See Item 5 and Schedule C for further explanation.

                              Page 2 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            John J. Rigas  (SS# ###-##-####)
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group       (a)   /X/**
                                                                   (b)   / /
            **Solely with respect to voting for the election
              of directors.  See Item 5 for further explanation.
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            United States of America
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                              5,794,355 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                           11,837,093 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                         5,794,355 Shares
 ing Person
   With     (10) Shared Dispositive Power                       6,870,553 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            12,664,908 (which includes 97,949 shares beneficially owned by
            Dorellenic and 4,374,453 shares beneficially owned by Highland
            Holdings, each a general partnership in which John J. Rigas is a general partner, and 1,458,151 shares beneficially owned by
            Syracuse Hilton Head Holdings, L.P., a limited partnership).***
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                        /X/
            Excludes 4,966,540 shares beneficially owned by other members of the Limited Purpose Group for which John J. Rigas has the right by agreement to direct the vote for the election of directors and as to which shares he disclaims beneficial ownership.***
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     65.3%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      IN
- --------------------------------------------------------------------------------
             ***See Item 5 and Schedule C for further explanation.

                              Page 3 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Michael J. Rigas  (SS# ###-##-####)
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group       (a)   /X/**
                                                                   (b)   / /
            **Solely with respect to voting for the election
              of directors.  See Item 5 for further explanation.
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                               / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            United States of America
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power
Shares Bene-     0 -- for election of directors only.
 ficially        1,818,221 -- for all other voting purposes (see Item 5).
 Owned by
Each Report-(8)  Shared Voting Power
 ing Person      7,942,074 -- for election of directors only.
   With          6,123,853 -- for all other voting purposes (see Item 5).

            (9)  Sole Dispositive Power
                 1,818,221

            (10) Shared Dispositive Power
                 6,870,553
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            8,688,774 (which includes 97,949 shares beneficially owned by Dorellenic and 4,374,453 shares beneficially owned by Highland Holdings, each a general partnership in which Michael J. Rigas is a general partner, and 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership).***
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                          / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     56.3%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      IN
- --------------------------------------------------------------------------------
             ***See Item 5 and Schedule C for further explanation.

                              Page 4 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Timothy J. Rigas  (SS# ###-##-####)
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group        (a)   /X/**
                                                                    (b)   / /
            **Solely with respect to voting for the election
              of directors.  See Item 5 for further explanation.
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            United States of America
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power
Shares Bene-     0 -- for election of directors only.
 ficially        1,818,221 -- for all other voting purposes (see Item 5).
 Owned by
Each Report-(8)  Shared Voting Power
 ing Person      7,942,074 -- for election of directors only.
   With          6,123,853 -- for all other voting purposes (see Item 5).

            (9)  Sole Dispositive Power
                 1,818,221

            (10) Shared Dispositive Power
                 6,870,553
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            8,688,774 (which includes 97,949 shares beneficially owned by Dorellenic and 4,374,453 shares beneficially owned by Highland Holdings, each a general partnership in which Timothy J. Rigas is a general partner, and 1,458,151 shares beneficially owned by Syracuse Hilton Head Holdings, L.P., a limited partnership).***
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                         / /
- ------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     56.3%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      IN
- --------------------------------------------------------------------------------
             ***See Item 5 and Schedule C for further explanation.

                              Page 5 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            James P. Rigas  (SS# ###-##-####)
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group        (a)   /X/**
                                                                    (b)   / /
            **Solely with respect to voting for the election
              of directors.  See Item 5 for further explanation.
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            United States of America
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power
Shares Bene-     0 -- for election of directors only.
 ficially        1,053,685 -- for all other voting purposes (see Item 5).
 Owned by
Each Report-(8)  Shared Voting Power
 ing Person      7,177,538 -- for election of directors only.
   With          6,123,853 -- for all other voting purposes (see Item 5).

            (9)  Sole Dispositive Power
                 1,053,685

            (10) Shared Dispositive Power
                 6,870,553
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            7,924,238 (which includes 97,949 shares beneficially owned by Dorellenic and 4,374,453 shares beneficially owned by Highland Holdings, each a general partnership in which James P. Rigas is a general partner, and 1,458,151 shares beneficially owned by
            Syracuse Hilton Head Holdings, L.P., a limited partnership).***
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                         / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     54.1%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      IN
- --------------------------------------------------------------------------------
             ***See Item 5 and Schedule C for further explanation.

                              Page 6 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Ellen K. Rigas  (SS# ###-##-####)
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group        (a)   /X/**
                                                                    (b)   / /
            **Solely with respect to voting for the election
              of directors.  See Item 5 for further explanation.
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            United States of America
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power
Shares Bene-     0 -- for election of directors only.
 ficially        275,413 -- for all other voting purposes (see Item 5).
 Owned by
Each Report-(8)  Shared Voting Power
 ing Person      4,747,815 -- for election of directors only.
   With          4,472,402 -- for all other voting purposes (see Item 5).

            (9)  Sole Dispositive Power
                 275,413

       (10) Shared Dispositive Power
            4,472,402
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            4,747,815 (which includes 97,949 shares beneficially owned by Dorellenic and 4,374,453 shares beneficially owned by Highland Holdings, each a general partnership in which Ellen K. Rigas is a general partner).
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                        / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     34.2%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      IN
- --------------------------------------------------------------------------------

                              Page 7 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
         (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

             Ionian Communications, L.P.
- --------------------------------------------------------------------------------
         (2) Check the Appropriate Box if a Member of a Group     (a)      / /
                                                                  (b)      / /
- --------------------------------------------------------------------------------
         (3) SEC Use Only
- --------------------------------------------------------------------------------
         (4) Source of Funds
                                      BK
- --------------------------------------------------------------------------------
         (5) Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Items 2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
         (6) Citizenship or Place of Organization

             State of Delaware
- --------------------------------------------------------------------------------
 Number of   (7)  Sole Voting Power                                    0
Shares Bene-
 ficially    (8)  Shared Voting Power                            940,000
 Owned by
Each Report- (9)  Sole Dispositive Power                               0
 ing Person
   With      (10) Shared Dispositive Power                       940,000
- --------------------------------------------------------------------------------
        (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    940,000
- --------------------------------------------------------------------------------
        (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares                                                        / /
- --------------------------------------------------------------------------------
        (13) Percent of Class Represented by Amount in Row (11)
                                     7.0%
- --------------------------------------------------------------------------------
        (14) Type of Reporting Person (See Instructions)
                                      PN
- --------------------------------------------------------------------------------


                              Page 8 of 49  pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Daniel R. Milliard  (SS# ###-##-####)
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group        (a)   /X/**
                                                                    (b)   / /
            **Solely with respect to voting for the election
              of directors.  See Item 5 for further explanation.
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     PF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            United States of America
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                                      0 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                            4,375,453 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                 0 Shares
 ing Person
   With     (10) Shared Dispositive Power                       4,375,453 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
            4,375,453 (which includes 4,374,453 shares beneficially owned by
            Highland Holdings, a general partnership in which Daniel R.
            Milliard is a general partner).***
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                         / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     32.4%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      IN
- --------------------------------------------------------------------------------
             ***See Item 5 and Schedule C for further explanation.

                              Page 9 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Syracuse Hilton Head Holdings, L.P.
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group       (a)     / /
                                                                   (b)     / /
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     AF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            State of Delaware
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                                      0 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                            1,458,151 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                 0 Shares
 ing Person
   With     (10) Shared Dispositive Power                       1,458,151 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   1,458,151
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                      / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     10.8%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      PN
- --------------------------------------------------------------------------------


                              Page 10 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Doris Holdings, L.P.
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group       (a)     / /
                                                                   (b)     / /
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                   PF/AF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                                 / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            State of Delaware
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                                      0 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                            1,458,151 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                 0 Shares
 ing Person
   With     (10) Shared Dispositive Power                       1,458,151 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   1,458,151
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                  / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     10.8%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      PN
- --------------------------------------------------------------------------------



                              Page 11 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Eleni Acquisition, Inc.
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group       (a)    / /
                                                                   (b)    / /
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                     AF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                            / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            State of Delaware
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                                      0 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                            1,458,151 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                 0 Shares
 ing Person
   With     (10) Shared Dispositive Power                       1,458,151 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   1,458,151
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                              / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     10.8%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      CO
- --------------------------------------------------------------------------------




                              Page 12 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Highland Holdings
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group       (a)      / /
                                                                   (b)      / /
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                   PF/AF/00
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                           / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            Commonwealth of Pennsylvania
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                                      0 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                            4,374,453 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                 0 Shares
 ing Person
   With     (10) Shared Dispositive Power                       4,374,453 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   4,374,453
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                            / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     32.4%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      PN
- --------------------------------------------------------------------------------


                              Page 13 of 49 pages

CUSIP No.:006848 10 5
- --------------------------------------------------------------------------------
        (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

            Iliad Holdings, Inc.
- --------------------------------------------------------------------------------
        (2) Check the Appropriate Box if a Member of a Group      (a)     / /
                                                                  (b)     / /
- --------------------------------------------------------------------------------
        (3) SEC Use Only
- --------------------------------------------------------------------------------
        (4) Source of Funds
                                      BK
- --------------------------------------------------------------------------------
        (5) Check Box if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)                           / /
- --------------------------------------------------------------------------------
        (6) Citizenship or Place of Organization

            State of Delaware
- --------------------------------------------------------------------------------
 Number of  (7)  Sole Voting Power                                      0 Shares
Shares Bene-
 ficially   (8)  Shared Voting Power                              940,000 Shares
 Owned by
Each Report-(9)  Sole Dispositive Power                                 0 Shares
 ing Person
   With     (10) Shared Dispositive Power                         940,000 Shares
- --------------------------------------------------------------------------------
       (11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    940,000
- --------------------------------------------------------------------------------
       (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares                                                / /
- --------------------------------------------------------------------------------
       (13) Percent of Class Represented by Amount in Row (11)
                                     7.0%
- --------------------------------------------------------------------------------
       (14) Type of Reporting Person (See Instructions)
                                      CO
- --------------------------------------------------------------------------------

                              Page 14 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        This Schedule 13D Amendment No. 4 ("Amendment No. 4") relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, a Delaware corporation (the "Company"). This Amendment No. 4 amends the Schedule 13D previously filed with the Commission on May 27, 1988 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D previously filed with the Commission on December 12, 1990 ("Amendment No. 1"), Amendment No. 2 thereto filed with the Commission on June 3, 1992 ("Amendment No. 2"), Amendment No. 3 thereto filed with the Commission on July 1, 1993 ("Amendment No. 3" and, collectively with the Original Schedule 13D and Amend-ments Nos. 1 and 2, the "Schedule 13D Filings") by the Limited Purpose Group and by John J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas and Ionian Communications, L.P.

        Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed with respect to a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the
Schedule 13D, this Amendment No. 4 restates the Schedule 13D as of the dates set forth on the respective signature pages below. Because previously filed paper exhibits to Schedule 13D are not required to be restated electronically, previously filed exhibits to this Schedule 13D are not being refiled with this Amendment No. 4.

        The descriptions contained in this Amendment No. 4 of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended hereby, and incorporated by reference herein.

ITEM 1.  SECURITY AND ISSUER

        This statement relates to the Class A Common Stock, par value $.01 per share, of Adelphia Communications Corporation, whose principal executive offices are located at 5 West Third Street, Coudersport, Pennsylvania 16915. As of the date of the Original Schedule 13D, none of the persons listed in Schedule A annexed hereto nor Dorellenic, a partnership whose general partners are all of the persons listed on Schedule A except Daniel R. Milliard, owned any shares of Class A Common Stock of the Company but were deemed to beneficially own such shares due to their ownership of shares of Class B Common Stock of the Company as reported on the Original Schedule 13D, which shares are convertible into shares of Class A Common Stock on a one-to-one basis. Subsequent to the date of the Original Schedule 13D, all of the persons listed on Schedule A annexed hereto have purchased shares of Class A Common Stock. The Class A Common Stock is registered under the Securities Exchange Act of 1934 while the Class B Common Stock has not been so registered.

ITEM 2.  IDENTITY AND BACKGROUND

        Ionian Communications, L.P. ("Ionian") is a Delaware limited partnership. The sole general partner of Ionian is Iliad Holdings, Inc., a Delaware corporation ("Iliad"). All of the individuals who are the executive officers, directors and controlling persons of Iliad are listed in Schedule A hereto. The

                              Page 15 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

principal business of each of Ionian and Iliad is the ownership, operation, management and acquisition of and investment in cable television systems and matters incidental or related thereto. The principal business and office address of each of Ionian and Iliad is 5 West Third Street, Coudersport, Pennsylvania 16915.

        Syracuse Hilton Head Holdings, L.P. ("SHHH") is a Delaware limited partnership. The sole general partner of SHHH is Doris Holdings, L.P. ("Doris"), a Delaware limited partnership whose general partner is Eleni
Acquisition, Inc.   ("Eleni").  All of the individuals who are the executive
officers, directors and controlling persons of Eleni are listed in Schedule A hereto. The principal business of each of SHHH, Doris and Eleni is the ownership, operation, management and acquisition of and investment in cable television systems and matters incidental or related thereto. The principal business and office address of each of SHHH, Doris and Eleni is 5 West Third Street, Coudersport, Pennsylvania 16915.

        Highland Holdings ("Highland") is a Pennsylvania general partnership. All of the individuals who are the general partners of Highland include John
J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas and Daniel R. Milliard, each of which is listed on Schedule A hereto. The principal business of Highland Holdings is the ownership, operation, management and acquisition of and investment in cable television systems and matters incidental or related thereto. The principal business and office address of Highland Holdings is 5 West Third Street, Coudersport, Pennsylvania 16915.

        (a) See Schedule A attached hereto for each other person filing this Amendment No. 4.

        (b) See Schedule A for the residence or business address of each other person filing this Amendment No. 4.

        (c) See Schedule A for the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each other person filing this Amendment No. 4.

        (d) During the last five years, neither any person listed in Schedule A, SHHH, Doris, Eleni, Highland, Ionian nor Iliad has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

        (e) During the past five years, neither any person listed in Schedule A, SHHH, Doris, Eleni, Highland, Ionian nor Iliad has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Each of the persons listed in Schedule A is a citizen of the United States of America.


                              Page 16 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	(a)	On January 14, 1994, Highland and SHHH purchased 4,374,453 and
1,458,151 shares of Class A Common Stock, respectively, from the Company in a public offering pursuant to a registration statement that had been declared effective by the Commission. The purchase price for the shares sold to Highland was $75,000,000, which was paid to the Company in cash and was provided by $30,000,000 in margin loans from Salomon Brothers Inc to Highland, capital contributions to Highland from its partners, and the remainder in loans from a subsidiary, Highland Video Associates, L.P., to Highland. The purchase price for the shares sold to SHHH was $25,000,000, which was paid to the Company in cash and was provided by a $15,000,000 loan from Doris to SHHH and a $10,000,000 margin loan from Salomon Brothers Inc to SHHH. See Item 6 for a description of the pledge of the shares acquired by Highland and SHHH.

	(b)	On June 11, 1993, pursuant to a Stock Purchase Agreement of
even date, John J. Rigas (including, with respect to 106,505 of his shares, Doris N. Rigas, his wife, as joint owner) sold 360,100 shares of Class A Common Stock, and each of Michael J. Rigas, Timothy J. Rigas and James P. Rigas sold 193,300 shares of Class A Common Stock (for a total of 940,000 shares of Class A Common Stock, hereinafter referred to collectively as the "Subject Shares"), to SHHH, in exchange for $12,500,000 in 9% purchase money demand notes. Simultaneous with the consummation of such transaction, SHHH transferred the Subject Shares to Ionian, which is also an affiliate of the Rigas family, in exchange for $12,500,000 cash (the "Cash Consideration").
The Cash Consideration was borrowed by Ionian from a group of banks (the "Lender Banks"). The Subject Shares have been pledged by Ionian pursuant to a pledge agreement between the Agent for the Lender Banks and Ionian.

	In connection with such transactions, John J. Rigas (including, with respect to 106,505 of his shares, Doris N. Rigas, his wife, as joint owner), Michael J. Rigas, Timothy J. Rigas and James P. Rigas (the "Sellers"), SHHH and Ionian entered into a Stock Transfer and Proxy Agreement, a copy of which was filed as an exhibit to Amendment No. 3 and is incorporated herein by reference (the "Proxy Agreement"). See Item 6 of this Amendment No. 4 for a description of certain terms of the Proxy Agreement.

	(c)	Schedule B annexed hereto sets forth certain acquisitions of
Class A Common Stock including those made by the persons listed on Schedule A since the filing of Amendment No. 3. These acquisitions were made on an individual basis for investment purposes in over-the-counter open market transactions. The source of the purchase price paid for each of these acquisitions was the respective personal funds of each of such persons. Schedule B hereto lists the date, number of shares and purchase price of the Class A Common Stock purchased by each of such persons subsequent to the date of the Original Schedule 13D, including purchases since the date of Amendment No. 3.

	The aggregate beneficial ownership of Class A Common Stock for each person filing this Amendment No. 4 as set forth on the various cover pages hereto and as set forth in Schedule C annexed hereto also includes shares of Class A and

                              Page 17 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

Class B Common Stock held by such persons prior to the above-referenced acqui-sitions. Such holdings were previously reported in the Schedule 13D Filings and on a Schedule 13G (the "Schedule 13G") filed with the Commission on February 16, 1988.

ITEM 4.  PURPOSE OF TRANSACTION

	Highland and SHHH acquired their respective shares in January 1994 for investment purposes and such shares form part of the Rigas family holdings of Common Stock of the Company. Doris, the general partner of SHHH, and Eleni, the general partner of Doris, are also filing persons with respect to the same 1,458,151 shares of Class A Common Stock acquired by SHHH. The general partners of Highland were filing persons prior to this Amendment No. 4.

	Ionian acquired the Subject Shares for investment purposes, as part of a partial restructuring of the Rigas family holdings of Class A Common Stock. See also Item 6 with respect to the rights of the various parties with respect to the Subject Shares. Iliad Holdings, the general partner of Ionian, is also a filing person with respect to the Subject Shares.

	The other shares of Class A Common Stock listed in Schedule B hereto were acquired by the persons listed in Schedule A hereto subsequent to the filing of the Original Schedule 13D in over-the-counter open market transactions and, with respect to the May 14, 1992 acquisitions, directly from the Company, by the persons listed in Schedule A hereto on an individual basis for investment purposes.

	The persons listed in Schedule A hereto (excluding Ellen K. Rigas), both prior to and after the above-referenced acquisitions, served and continue to serve as directors and officers of the Company and in such capacities are involved generally in the Company's management, business and operations. The persons listed in Schedule A hereto, in their capacities as Class A and Class B stockholders, currently have the power to elect all seven of the seven members of the Company's Board of Directors pursuant to the Company's Certificate of Incorporation and the Stockholders' Agreement referenced in Items 6 and 7 herein.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

	(a)	Each of the persons listed in Schedule A hereto owns shares of
Class A Common Stock (other than James P. Rigas) and shares of Class B Common Stock (other than Daniel R. Milliard) of the Company. Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland own only shares of Class A Common Stock. The Class B Common Stock owned by the persons on Schedule A is convertible into shares of Class A Common Stock on a one-to-one basis and is therefore treated for purposes of this statement as beneficial ownership of shares of Class A Common Stock. Schedule C hereto sets forth, with respect to the Limited Purpose Group, each person listed in Schedule A, and Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland, the aggregate number of shares of Class A Common Stock, and the percentage of outstanding Class A Common Stock, which may be deemed to be beneficially owned by the Limited Purpose Group, each such person (in each

                              Page 18 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

case assuming that such person alone converts all of his or her shares of Class B Common Stock into shares of Class A Common Stock) and each such entity, as of the close of business on January 28, 1994. Each person listed in Schedule A disclaims beneficial ownership of shares of Class A and Class B Common Stock owned directly by other persons listed in Schedule A.

        (b) Schedule C sets forth with respect to each person listed in Schedule A and Ionian (and Iliad), SHHH (and Doris and Eleni) and Highland the number of shares of Class A Common Stock which may be deemed to be beneficially owned by such persons as to which each person has (i) the sole power to vote or to direct the vote; (ii) shared power to vote or to direct the vote; (iii) sole power to dispose or to direct the disposition; and (iv) shared power to dispose or to direct the disposition. The right of each person listed in Schedule A to dispose of any shares of Common Stock (as defined in Item 6 below) is subject to certain provisions of the Stockholders' Agreement as discussed in the third paragraph of Item 6 below and the fourth paragraph of Schedule C hereto. The right of Ionian to vote or dispose of any shares is subject to the Proxy Agreement described in Item 6 below and Schedule C hereto.

        (c) Except as set forth in Item 3 and Schedule B hereto which are incorporated herein by reference, no person listed in Schedule A has effected any transaction in the Class A or Class B Common Stock during the past sixty
(60) days.

        (d)     Not applicable.

        (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Each of the individuals listed in Schedule A, as well as Dorellenic, a Pennsylvania general partnership, is a party to a Stockholders' Agreement, as amended, wherein they have agreed that so long as they are the holders and beneficial owners in the aggregate of not less than 25% of the combined voting power of the issued and outstanding Common Stock, they shall vote their shares of Common Stock for the election of the directors designated by a majority of the voting power of the shares of Common Stock owned by them as a group. "Common Stock" is defined in the Stockholders' Agreement to include the Class A Common Stock and the Class B Common Stock and any class or series of any class of capital stock into which such shares shall be converted, and any other class or series of any class of capital stock of the Company which has voting power of any nature. Accordingly, the members of the Limited Purpose Group identified in Schedule A are acting as a group only with respect to voting for the election of directors and not for the purpose of acquiring, disposing or otherwise voting such securities.

                              Page 19 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        Since John J. Rigas has a majority of the voting power of the shares of Common Stock owned collectively by the Limited Purpose Group, he has the right by agreement to direct the vote of the shares of the other members of the Limited Purpose Group but only with respect to the election of directors, and he has the right to consent to a sale of shares held by the other members of the Limited Purpose Group as described below.

        The right of a party to the Stockholders' Agreement to dispose of shares of Common Stock listed in Item 5(b) and in Schedule C hereto, in the absence of the consent of the holders of a majority of the voting power of the shares of Common Stock owned by the parties to the Stockholders' Agreement as a group, generally is subject to the pro rata right of first refusal of the other parties to the Stockholders' Agreement in the event of a contemplated Public Sale (as defined in the Stockholders' Agreement) and to a right of first refusal in the Company and the other parties to the Stockholders' Agreement in the event of a contemplated Private Sale (as defined in the Stockholders' Agreement) of any shares of Common Stock by any party thereto. The Stockholders' Agreement also requires in certain circumstances that a decedent's stockholder's estate offer to sell shares of Common Stock in such estate to the other surviving stockholders.

        Dorellenic itself is not included in the Schedule 13D Filings or this Amendment No. 4 as a member of the Limited Purpose Group since its share owner-ship is set forth as being beneficially owned by each of its general partners who are themselves members of the Limited Purpose Group and are reporting such ownership hereby.

        Ionian has pledged the Subject Shares to the Agent for the benefit of the Lender Banks. Pursuant to this pledge agreement, the Agent has certain rights, upon default and after notice and opportunity to cure, to vote the Subject Shares, and to foreclose on such collateral and, pursuant thereto, to take possession of, to vote or to dispose of the Subject Shares.

        Pursuant to the Proxy Agreement, Ionian has agreed not to pledge, encumber, sell, transfer, dispose of or otherwise assign, by operation of law or otherwise, any of the Subject Shares without the express written consent of each of the Sellers, except pursuant to the pledge agreement with the Agent discussed in the preceding paragraph and as otherwise provided therein. In addition, the Sellers have certain rights of first refusal over the Subject Shares, and each of the Sellers has the right to vote the respective Subject Shares transferred by such Seller pursuant to an irrevocable proxy. The irrevocable proxy is subject to certain rights of the Agent pursuant to the pledge agreement discussed above. Finally, under certain conditions, the Proxy Agreement requires Ionian to sell to the Sellers the Subject Shares, and requires the Sellers to purchase the same, at certain applicable prices as set
forth therein.   Such purchase and sale are subject to the further condition that the Agent releases the Subject Shares from the pledge agreement between Ionian and the Agent.

        Highland and SHHH have each pledged their 4,374,453 and 1,458,151 respective shares of Class A Common Stock to Salomon Brothers Inc ("Pledgee") as collateral for margin loans described in Item 3 hereof. Such margin loans are

                              Page 20 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

also co-signed by John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James
P. Rigas. Pursuant to such margin loans and related pledge documentation, the Pledgee has certain rights, upon default and after notice and opportunity to cure, to vote the pledged shares and to foreclose on such collateral and, pursuant thereto, to take possession of, to vote or to dispose of pledged shares to satisfy amounts outstanding under the respective margin loans. For these purposes, the Pledgee's rights to sell pledged shares include the right to do so upon the failure to maintain any required collateral value for such margin loans. The Company has agreed to maintain an effective shelf registration statement covering the potential resale of any such pledged shares for so long as any such margin loans remain outstanding.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS

     1.   Class B Common Stockholders' Agreement.  (Previously filed as
          Exhibit 2 to the Original Schedule 13D and incorporated herein by reference.)

     2. Power of Attorney by John J. Rigas dated December 10, 1990. (Pre-viously filed as Exhibit 2 to Amendment No. 1 and incorporated herein by reference.)

     3. Power of Attorney by Michael J. Rigas dated December 10, 1990. (Pre-viously filed as Exhibit 3 to Amendment No. 1 and incorporated herein by reference.)

     4. Power of Attorney by Timothy J. Rigas dated December 10, 1990. (Pre-viously filed as Exhibit 4 to Amendment No. 1 and incorporated herein by reference.)

     5. Power of Attorney by James P. Rigas dated December 10, 1990. (Pre-viously filed as Exhibit 5 to Amendment No. 1 and incorporated herein by reference.)

     6. Power of Attorney by Daniel R. Milliard dated December 10, 1990. (Previously filed as Exhibit 6 to Amendment No. 1 and incorporated herein by reference.)

     7. Power of Attorney by Ellen K. Rigas dated December 10, 1990. (Pre-viously filed as Exhibit 7 to Amendment No. 1 and incorporated herein by reference.)

     8. Stock Transfer and Proxy Agreement, dated as of June 11, 1993, by and among John J. Rigas, Doris N. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, SHHH and Ionian. (Previously filed as an
          Exhibit 8 to Amendment No. 3 and incorporated herein by reference.)

                              Page 21 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         January 28, 1994
                                         -------------------------------------
                                         Date



                                         /s/ Michael J. Rigas
                                         -------------------------------------
                                         Signature


                                         John J. Rigas, individually and as a
                                         member of the Limited Purpose Group by
                                         Michael J. Rigas, Attorney-in-Fact
                                         -------------------------------------
                                         Name/Title




                              Page 22 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         January 28, 1994
                                         -------------------------------------
                                         Date



                                         /s/ Michael J. Rigas
                                         -------------------------------------
                                         Signature


                                         Michael J. Rigas, individually and as a
                                         member of the Limited Purpose Group
                                         -------------------------------------
                                         Name/Title


                              Page 23 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         January 28, 1994
                                         -------------------------------------
                                         Date



                                         /s/ Michael J. Rigas
                                         -------------------------------------
                                         Signature


                                         Timothy J. Rigas, individually and as a
                                         member of the Limited Purpose Group by
                                         Michael J. Rigas, Attorney-in-Fact
                                         -------------------------------------
                                         Name/Title

                              Page 24 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         January 28, 1994
                                         -------------------------------------
                                         Date



                                         /s/ Michael J. Rigas
                                         -------------------------------------
                                         Signature


                                         James P. Rigas, individually and as a
                                         member of the Limited Purpose Group by
                                         Michael J. Rigas, Attorney-in-Fact
                                         -------------------------------------
                                         Name/Title



                              Page 25 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         January 28, 1994
                                         -------------------------------------
                                         Date



                                         /s/ Michael J. Rigas
                                         -------------------------------------
                                         Signature


                                         Ellen K. Rigas, individually and as a
                                         member of the Limited Purpose Group by
                                         Michael J. Rigas, Attorney-in-Fact
                                         -------------------------------------
                                         Name/Title



                              Page 26 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         January 28, 1994
                                         -------------------------------------
                                         Date



                                         /s/ Michael J. Rigas
                                         -------------------------------------
                                         Signature


                                         Daniel R. Milliard, individually and
                                         as a member of the Limited Purpose
                                         Group by
                                         Michael J. Rigas, Attorney-in-Fact
                                         -------------------------------------
                                         Name/Title




                              Page 27 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      January 28, 1994
                                      ----------------------------------------
                                      Date


                                      IONIAN COMMUNICATIONS, L.P.

                                      By: Iliad Holdings, Inc., General Partner


                                      By: /s/ Michael J. Rigas
                                      ----------------------------------------
                                      Signature


                                      Michael J. Rigas, Vice President
                                      ----------------------------------------
                                      Name/Title




                              Page 28 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      January 28, 1994
                                      ----------------------------------------
                                      Date


                                      ILIAD HOLDINGS, INC.

                                      By: /s/ Michael J. Rigas
                                      ----------------------------------------
                                           Signature


                                      Michael J. Rigas, Vice President
                                      ----------------------------------------
                                      Name/Title




                              Page 29 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 28, 1994
                                    ----------------------------------------
                                    Date


                                    SYRACUSE HILTON HEAD HOLDINGS, L.P.

                                    By: Doris Holdings, L.P., General Partner

                                    By: Eleni Acquisition, Inc., General Partner


                                    By: /s/ Michael J. Rigas
                                    ----------------------------------------
                                           Signature


                                    Michael J. Rigas, Vice President
                                    ----------------------------------------
                                    Name/Title





                              Page 30 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 28, 1994
                                    ------------------------------------------
                                    Date


                                    DORIS HOLDINGS, L.P.

                                    By: Eleni Acquisition, Inc., General Partner

                                    By: /s/ Michael J. Rigas
                                    ------------------------------------------
                                          Signature


                                    Michael J. Rigas, Vice President
                                    ------------------------------------------
                                    Name/Title




                              Page 31 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 28, 1994
                                    ------------------------------------------
                                    Date


                                    ELENI ACQUISITION, INC.

                                    By: /s/ Michael J. Rigas
                                    ------------------------------------------
                                         Signature


                                    Michael J. Rigas, Vice President
                                    ------------------------------------------
                                    Name/Title




                              Page 32 of 49 pages

CUSIP No. 006848 10 5                 13D
                               (Amendment No. 4)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    January 28, 1994
                                    ------------------------------------------
                                    Date


                                    HIGHLAND HOLDINGS

                                    By: /s/ Michael J. Rigas
                                    ------------------------------------------
                                         Signature


                                    Michael J. Rigas, General Partner
                                    ------------------------------------------
                                    Name/Title






                              Page 33 of 49 pages

                                  SCHEDULE A
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                               (AMENDMENT NO. 4)






                                  SCHEDULE A





                              Page 34 of 49 pages

                                  Schedule A
                                      to
CUSIP No. 006848 10 5            Schedule 13D
                               (Amendment No. 4)

                                                 Principal Occupation
                                                    or Employment
                                                    and Principal
Name and Business Address                        Business and Address
- -------------------------                        --------------------

John J. Rigas                             Chairman, Chief Executive Officer and
5 West Third Street                           President
Coudersport, Pennsylvania 16915           Adelphia Communications Corporation
                                          5 West Third Street
                                          Coudersport, Pennsylvania 16915

Michael J. Rigas                          Senior Vice President
5 West Third Street                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915           5 West Third Street
                                          Coudersport, Pennsylvania 16915

Timothy J. Rigas                          Senior Vice President, Chief Financial
5 West Third Street                           Officer and Treasurer
Coudersport, Pennsylvania 16915           Adelphia Communications Corporation
                                          5 West Third Street
                                          Coudersport, Pennsylvania 16915

James P. Rigas                            Vice President
5 West Third Street                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915           5 West Third Street
                                          Coudersport, Pennsylvania 16915

Ellen K. Rigas                            Self-employed
5 West Third Street                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915           5 West Third Street
                                          Coudersport, Pennsylvania 16915

Daniel R. Milliard                        Vice President and Secretary
5 West Third Street                       Adelphia Communications Corporation
Coudersport, Pennsylvania 16915           5 West Third Street
                                          Coudersport, Pennsylvania 16915



                              Page 35 of 49 pages

                                  SCHEDULE B
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                               (AMENDMENT NO. 4)





                                  SCHEDULE B










                              Page 36 of 49 pages

                                  SCHEDULE B
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                               (AMENDMENT NO. 4)

Name:  John J. Rigas

                      Amount of Class A
    Date of         Common Stock Acquired     Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     2/8/90               2,000               $22.00              $44,000
     2/27/90              2,000                20.50               41,000
     3/14/90              3,000                17.50               52,500
     4/3/90               2,500                13.75               34,375
     4/4/90               7,500                13.75              103,125
     4/4/90              17,000                13.50              229,500
     4/4/90              10,000                13.625             136,250
     6/18/90              2,000                13.00               26,000
     6/20/90              3,000                13.00               39,000
     7/27/90              1,000                12.50               12,500
     7/31/90              5,000                11.50               57,500
     8/7/90               2,000                10.50               21,000
     8/9/90               3,000                11.25               33,750
     8/16/90              2,500                10.75               26,875
     8/17/90              2,500                10.75               26,875
     8/21/90              2,500                10.25               25,625
     8/23/90              5,000                 9.50               47,500
     8/27/90              3,000                10.00               30,000
     8/28/90              2,000                10.50               21,000
     9/26/90              5,000                 9.50               47,500
     9/27/90              2,500                 9.50               23,750
     10/3/90              3,000                 8.75               26,250
     10/10/90             8,000                 7.75               62,000
     10/12/90             5,000                 6.75               33,750
     10/15/90             5,000                 6.75               33,750
     10/22/90             5,000                 6.50               32,500
     10/23/90             5,000                 6.25               31,250
     11/2/90              2,000                 5.875              11,750
     11/6/90              3,000                 5.83               17,490
     11/8/90              5,000                 4.83               24,150
     11/13/90             5,000                 5.33               26,650
     3/27/91              6,000                 9.00               54,000
     4/25/91              5,000                11.25               56,250
     5/2/91               1,000                11.25               11,250
     5/16/91              1,000                12.00               12,000
     5/20/91              3,000                13.00               39,000
     6/6/91               5,000                13.25               66,250
     7/18/91              1,000                14.875              14,875
     7/19/91              3,000                14.875              44,625
     7/25/91                  7                15.00                  105
     9/17/91              1,000                11.75               11,750
     9/17/91              2,000                12.00               24,000
     9/19/91                 (7)               Gift                  (105)
     10/15/91               300                20.00                6,000
     10/16/91               500                17.00                8,500
     10/16/91             6,500                18.25              118,625

                              Page 37 of 49 pages

                                  SCHEDULE B
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                               (AMENDMENT NO. 4)


Name:  John J. Rigas  (Continued)

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     4/16/92                  100              16.75                  1,675
     4/22/92                  400              16.75                  6,700
     5/14/92              187,500              15.00              2,812,500
     12/15/92               1,500              15.00                 22,500
     1/19/93                2,700              18.25                 49,275
     2/19/93                2,500              18.00                 45,000
     5/27/93                2,000              14.75                 29,500
     6/3/93                 1,000              16.25                 16,250
     6/10/93                2,000              15.25                 30,500
     6/11/93             (360,100)             13.298            (4,788,563)
     6/23/93                1,500              14.00                 21,000
     6/24/93                  500              14.00                  7,000
     7/16/93                  700              15.25                 10,675
     7/30/93                  700              15.00                 10,500
                            -----
    TOTAL                   9,300
                            =====

Name:  Michael J. Rigas

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     3/13/90                  500             $17.25           $      8,625
     8/28/90                4,000              11.00                 44,000
     8/8/91                 1,000              11.50                 11,500
     4/16/92                  100              16.75                  1,675
     4/23/92                  400              16.75                  6,700
     5/14/92              187,500              15.00              2,812,500
     6/11/93             (193,300)             13.298            (2,570,479)
                         --------
                              200
                              ===

Name:  Timothy J. Rigas

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     3/14/90                  500             $17.50            $     8,750
     8/28/90                  900              10.50                  9,450
     8/28/90                1,000              10.75                 10,750
     8/28/90                2,100              11.00                 23,100
     8/8/91                 1,000              11.50                 11,500
     4/16/92                  100              16.75                  1,675
     4/23/92                  400              16.75                  6,700
     5/14/92              187,500              15.00              2,812,500
     6/11/93             (193,300)             13.298            (2,570,479)
                        ---------
                              200
                              ===


                              Page 38 of 49 pages

                                  SCHEDULE B
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                               (AMENDMENT NO. 4)

Name:  James P. Rigas

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     3/13/90                  500             $17.25            $     8,625
     8/28/90                4,000              11.00                 44,000
     8/8/91                 1,000              11.50                 11,500
     4/16/92                  100              16.75                  1,675
     4/27/92                  200              17.25                  3,450
     5/14/92              187,500              15.00              2,812,500
     6/11/93             (193,300)             13.298            (2,570,479)
                        ---------
                              -0-
                              ===

Name:  Ellen K. Rigas

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     3/20/90                  500             $17.25                $ 8,625
     8/8/91                 1,000              11.50                 11,500
     4/16/92                  100              16.75                  1,675
                            -----
                            1,600
                            =====

Name:  Daniel R. Milliard

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     8/23/90                  700*              $9.00                $6,300
     8/23/90                  300**              9.00                 2,700
                              ---
                            1,000
                            =====

- ----------------------

 *All of these shares are held by Daniel R. Milliard jointly with his spouse.

**These shares were purchased by and are held of record by Daniel R. Milliard's spouse as trustee for Daniel R. Milliard's children. The Limited Purpose Group and Daniel R. Milliard disclaim beneficial ownership of these shares.

                              Page 39 of 49 pages

                                  SCHEDULE B
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                               (AMENDMENT NO. 4)

Name:  Ionian Communications, L.P. (also Iliad Holdings, Inc., general partner)

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     6/11/93              940,000             $13.298           $12,500,000
                          =======

Name:  Highland Holdings

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     1/14/94              4,374,453            $17.145          $75,000,000
                          =========

Name: Syracuse Hilton Head Holdings, L.P. (also Doris Holdings, L.P., general partner and Eleni Acquisition, Inc., general partner of Doris)

                    Amount of Class A
     Date of       Common Stock Acquired      Price             Aggregate
   Acquisition         (Disposed of)         Per Share        Purchase Price
   ------------        -------------         ---------        --------------
     1/14/94              1,458,151            $17.145          $25,000,000
                         ==========


                              Page 40 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)






                                  SCHEDULE C




                              Page 41 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

1.      AMOUNT BENEFICIALLY OWNED

        LIMITED PURPOSE GROUP. The Limited Purpose Group is deemed to beneficially own 17,631,448 shares of the Class A Common Stock of the Company, which number includes 97,949 shares of Class A Common Stock beneficially owned by Dorellenic, a general partnership in which each of the members of the Limited Purpose Group except Daniel R. Milliard are the sole general partners, and 4,374,453 shares of Class A Common Stock beneficially owned by Highland, a general partnership in which each of the members of the Limited Purpose Group are the sole general partners. This number also includes 700 shares of Class A Common Stock beneficially owned by Daniel R. Milliard jointly with his spouse and 300 shares of Class A Common Stock held of record by Daniel R. Milliard's spouse as trustee for Daniel R. Milliard's children. The shares held jointly or individually by Daniel R. Milliard's spouse are deemed to be beneficially owned by Daniel R. Milliard and are therefore included in the shares deemed beneficially owned by the Limited Purpose Group for purposes of this statement. Further, to the extent that the shares deemed beneficially owned by the other members of the Limited Purpose Group are deemed beneficially owned by John J. Rigas as discussed below, the shares that are held by Daniel R. Milliard's spouse individually and jointly with her husband are included in the shares deemed beneficially held by John J. Rigas for purposes of this statement. The Limited Purpose Group and each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A Common Stock held of record by Daniel R. Milliard's spouse, as trustee for Daniel R. Milliard's children. In addition, each member of the Limited Purpose Group disclaims beneficial ownership of the shares of Class A and Class B Common Stock directly held by other members of the Limited Purpose Group or into which the shares of Class B Common Stock directly held by the other members of the Limited Purpose Group are convertible.

        Each member of the Limited Purpose Group, as well as Dorellenic, is a party to a Stockholders' Agreement wherein they agreed that so long as they are the holders and beneficial owners in the aggregate of not less than 25% of the combined voting power of the issued and outstanding Common Stock, they shall vote their shares of Common Stock for the election of the directors designated by a majority of the voting power of the shares of Common Stock owned by them as a group. "Common Stock" is defined in the Stockholders' Agreement to include the Class A Common Stock and the Class B Common Stock and any class or series of any class of capital stock into which such shares shall be converted, and any other class or series of any class of capital stock of Issuer which has voting power of any nature. Accordingly, the members of the Limited Purpose Group are acting as a group only with respect to voting for the election of directors and not for the purpose of acquiring, disposing or otherwise voting such securities.

        Since John J. Rigas has a majority of the voting power of the shares of Common Stock owned collectively by the Limited Purpose Group, he has the right by agreement to direct the vote of the shares held by the other members of the Limited Purpose Group but only with respect to the election of directors, and he has the right to consent to a sale of such shares by other members of the Limited Purpose Group.

                              Page 42 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

	The right of a party to the Stockholders' Agreement to dispose of shares of Common Stock listed in Item 5(b) and this Schedule C, in the absence of the consent of the holders of a majority of the voting power of the shares of Common Stock owned by the parties to the Stockholders' Agreement as a group, generally is subject to the pro rata right of first refusal of the other parties to the Stockholders' Agreement in the event of a contemplated Public Sale (as defined in the Stockholders' Agreement) and to a right of first refusal in the Company and the other parties to the Stockholders' Agreement in the event of a contemplated Private Sale (as defined in the Stockholders' Agreement) of any shares of Common Stock by any party thereto. The Stockholders' Agreement also mandates in certain circumstances that a decedent stockholder's estate offer to sell shares of Common Stock in such estate to the other surviving stockholders.

	Neither Dorellenic nor Highland is included in the Schedule 13D Filings or this Amendment No. 4 as a member of the Limited Purpose Group since their respective share ownership is set forth as being beneficially owned by each of its general partners who are themselves members of the Limited Purpose Group and are reporting such ownership hereby.

	Each of John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas (the "Sellers") is a party to the Proxy Agreement with Ionian, which gives each of the Sellers voting rights over certain of the 940,000 shares of Class A Common Stock held by Ionian and certain rights of first refusal over all such shares. Accordingly, shares held by Ionian over which each Seller has voting rights are reported as shares as to which such person shares voting rights with Ionian and each Seller reports shared dispositive power over the shares held by Ionian pursuant to the right of first refusal and the requirement of Sellers' consent to any other sale by Ionian. The Limited Purpose Group reports shared voting power over the shares held by Ionian.

	John J. Rigas, Michael J. Rigas, Timothy J. Rigas and James P. Rigas are shareholders, directors and officers of Eleni Acquisition, Inc., the general partner of Doris, which is the general partner of SHHH. As such, they share voting and investment control over the 1,458,151 shares of Class A Common Stock held by SHHH. Accordingly, the shares held by SHHH are reported as shares as to which such individuals and the Limited Purpose Group share voting power.

	LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS.  John
J. Rigas, Michael J. Rigas, Timothy J. Rigas, James P. Rigas, Ellen K. Rigas and Daniel R. Milliard are deemed to beneficially own 12,664,908, 8,688,774, 8,688,774, 7,924,238, 4,747,815 and 4,375,453 shares, respectively, of the
Class A Common Stock of the Company, each of which amounts includes (except for those accorded to Daniel R. Milliard) 97,949 of the same shares of Class A Common Stock beneficially owned by Dorellenic, a general partnership in which the above-named individuals (except Daniel R. Milliard) are the sole general partners and 4,374,453 of the same shares beneficially owned by Highland, a general partnership in which all such individuals are the sole general
partners.   In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of an additional 4,966,540 shares of the Class A Common Stock beneficially owned by the other members of the Limited Purpose Group


                              Page 43 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

(assuming such persons convert their Class B Common Stock into Class A Common Stock) which, for purposes of the Schedule 13D filings and this Amendment No. 4, gives John J. Rigas beneficial ownership of a total of 17,631,448 shares of Class A Common Stock.


2.      PERCENT OF CLASS

        LIMITED PURPOSE GROUP. Based upon 24,354,148 shares of Class A Common Stock outstanding (which assumes the conversion of 10,846,544 shares of Class B Common Stock into Class A Common Stock by each of the members of the Limited Purpose Group and by Dorellenic), the Limited Purpose Group's beneficial owner-ship represents 72.4%.

        LIMITED PURPOSE GROUP MEMBERS AND INDIVIDUAL REPORTING PERSONS.

        JOHN J. RIGAS: Based upon 19,390,608 shares of Class A Common Stock outstanding (which assumes the conversion of 5,883,004 shares of Class B Common Stock held of record by John J. Rigas and by Dorellenic into shares of Class A Common Stock), John J. Rigas' beneficial ownership represents 65.3%. In addition, John J. Rigas has the right by agreement to direct the vote for the election of directors of, and to consent to the private sale of, an additional 4,966,540 shares of Class A Common Stock beneficially owned by the other members of the Limited Purpose Group (assuming such persons converted their Class B Common Stock into Class A Common Stock) which, for purposes of the
        Schedule 13D Filings and this Amendment No. 4, increases John J. Rigas' beneficial ownership to 72.4%.

        MICHAEL J. RIGAS AND TIMOTHY J. RIGAS: Based upon 15,423,574 shares of Class A Common Stock outstanding (which assumes respectively, for each individual, the conversion of 1,915,970 shares of Class B Common Stock held of record by such person and by Dorellenic into shares of Class A Common Stock), each such individual's beneficial ownership represents 56.3%.

        JAMES P. RIGAS: Based upon 14,659,238 shares of Class A Common Stock outstanding (which assumes the conversion of 1,151,634 shares of Class B Common Stock held of record by James P. Rigas and Dorellenic into shares of Class A Common Stock), James P. Rigas' beneficial ownership represents 54.1%.


                              Page 44 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

        ELLEN K. RIGAS: Based upon 13,879,366 shares of Class A Common Stock outstanding (which assumes the conversion of 371,762 shares of Class
        B Common Stock held of record by Ellen K. Rigas and by Dorellenic into shares of Class A Common Stock), Ellen K. Rigas' beneficial ownership represents 34.2%.

        DANIEL R. MILLIARD: Based upon 13,507,604 shares of Class A Common Stock outstanding, Daniel R. Milliard's beneficial ownership represents 32.4% (which includes the 300 shares of Class A Common Stock held of record by Daniel R. Milliard's spouse, as trustee for Daniel R. Milliard's children).

        IONIAN COMMUNICATIONS, L.P. (AND, AS TO THE SAME SHARES, ILIAD HOLDINGS, INC.): Based on 13,507,604 shares of Class A Common Stock outstanding, Ionian's beneficial ownership represents 7.0%.

        HIGHLAND HOLDINGS: Based on 13,507,604 shares of Class A Common Stock outstanding, Highland's beneficial ownership represents 32.4%.

        SYRACUSE HILTON HEAD HOLDINGS, L.P. (AND, AS TO THE SAME SHARES, DORIS HOLDINGS, L.P. AND ELENI ACQUISITION, INC.): Based on 13,507,604 shares of Class A Common Stock outstanding, SHHH's beneficial ownership represents 10.8%.

                              Page 45 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

3.	NUMBER OF SHARES AS TO WHICH SUCH PERSONS HAVE:

        a.    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

              LIMITED PURPOSE GROUP:    15,232,297

              LIMITED PURPOSE GROUP
              MEMBERS AND INDIVIDUAL
              REPORTING PERSONS:

                  John J. Rigas         5,794,355

                  Michael J. Rigas      0 -- for election of directors
                                        1,818,221 -- for all other voting power
                                        purposes

                  Timothy J. Rigas:     0 -- for election of directors
                                        1,818,221 -- for all other voting power
                                        purposes

                  James P. Rigas:       0 -- for election of directors
                                        1,053,685 -- for all other voting power
                                        purposes

                  Ellen K. Rigas:       0 -- for election of directors
                                        275,413 -- for all other voting power
                                        purposes

                  Daniel R. Milliard:   0

                  Ionian Communications,
                    L.P. (and Iliad
                    Holdings, Inc.)     0

                  Highland Holdings:    0

                  Syracuse Hilton Head
                    Holdings, L.P.
                    (and Doris Holdings,
                    L.P. and Eleni
                    Acquisition, Inc.)  0

        b.    SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                              Page 46 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

              LIMITED PURPOSE GROUP:     2,399,151

              LIMITED PURPOSE GROUP
              MEMBERS AND INDIVIDUAL
              REPORTING PERSONS:

              John J. Rigas:             11,837,093

              Michael J. Rigas:          7,942,074 -- for the election of
                                         directors only
                                         6,123,853 -- for all voting power
                                         purposes

              Timothy J. Rigas:          7,942,074 -- for the election of
                                         directors only
                                         6,123,853 -- for all voting power
                                         purposes

              James P. Rigas:            7,177,538 -- for the election of
                                         directors only
                                         6,123,853 -- for all voting power
                                         purposes

              Ellen K. Rigas:            4,747,815 -- for the election of
                                         directors only
                                         4,472,402 -- for all voting power
                                         purposes

              Daniel R. Milliard:        4,375,453

              Ionian Communications,
                L.P. (and Iliad
                Holdings, Inc.):         940,000

              Highland Holdings:         4,374,453

              Syracuse Hilton
                Head Holdings, L.P.
                (and Doris Holdings,
                L.P. and Eleni
                Acquisition, Inc.):      1,458,151

        c.    SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

              LIMITED PURPOSE GROUP:    0

              LIMITED PURPOSE GROUP
              MEMBERS AND INDIVIDUAL
              REPORTING PERSONS:

              John J. Rigas:            5,794,355

              Michael J. Rigas:         1,818,221

                              Page 47 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)

                  Timothy J. Rigas:     1,818,221

                  James P. Rigas:       1,053,685

                  Ellen K. Rigas:       275,413

                  Daniel R. Milliard:   0

                  Ionian Communications,
                    L.P. (and Iliad
                    Holdings, Inc.):    0

                  Highland Holdings:    0

                  Syracuse Hilton
                    Head Holdings, L.P.
                    (and Doris Holdings,
                    L.P. and Eleni
                    Acquisition, Inc.): 0

              See also Item 6 and this Schedule C for certain provisions governing the disposition of shares of Common Stock.

        d.    SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

              LIMITED PURPOSE GROUP:     0

              LIMITED PURPOSE GROUP
              MEMBERS AND INDIVIDUAL
              REPORTING PERSONS:

                  John J. Rigas:        6,870,553

                  Michael J. Rigas:     6,870,553

                  Timothy J. Rigas:     6,870,553

                  James P. Rigas:       6,870,553

                  Ellen K. Rigas:       4,472,402

                  Daniel R. Milliard:   4,375,453

                  Ionian Communications,
                    L.P. (and Iliad
                    Holdings, Inc.):    940,000

                  Highland Holdings:    4,374,453

                              Page 48 of 49 pages

                                  SCHEDULE C
                                      TO
CUSIP No. 006848 10 5            SCHEDULE 13D
                              (AMENDMENT NO. 4)


                  Syracuse Hilton
                    Head Holdings, L.P.
                    (and Doris Holdings,
                    L.P. and Eleni
                    Acquisition, Inc.): 1,458,151


              See also Item 6 and this Schedule C for certain provisions governing the disposition of shares of Common Stock.






                              Page 49 of 49 Pages